UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K/A

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August, 2010

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K of China Mass Media Corp. (the “Company”) furnished to the Securities and Exchange Commission on March 8, 2010, including the Company’s press release and the unaudited financial results as of December 31, 2009 and for the three months and the year ended December 31, 2009 (the “2009 Fourth Quarter Press Release”).

In the Company’s earning release on its unaudited financial results as of and for the three months ended June 30, 2009 (the “2009 Second Quarter Press Release”) and the 2009 Fourth Quarter Press Release, the Company’s financial results for the three months ended June 30, 2009 and the year ended December 31, 2009 included RMB 14.6 million of special events services revenue (“2009 Special Events Revenue”). This related to the ad hoc sales and marketing support services for advertisements broadcast on China Central Television (“CCTV”) Channels 1 and 2 that were provided by the Company to CCTV during the 2008 Beijing Olympic Games under a general framework agreement. The fees for such services were determined on a case-by-case basis by CCTV based on its evaluation of the Group’s performance. The Company generally receives a certain percentage of the total advertising revenue, as determined by CCTV at its discretion, that CCTV earned on Channels 1 and 2 during such special event. CCTV generally settles such service revenue by sending a confirmation to the Company that CCTV agrees to reduce the Company’s accounts payable balance to CCTV by the amount of such fees.  The Company recorded its special event services revenue for its services provided to CCTV during 2004 Athens Olympic Games and 2006 FIFA World Cup when the relevant confirmation was received in 2005 and 2007, respectively.

During the preparation of its unaudited financial results as of June 30, 2009 and December 31, 2009 and for the three months ended June 30, 2009 and for the year ended December 31, 2009, the Company was notified by CCTV’s Advertising Department that a report was prepared by CCTV’s Advertising Department in June 2009 and submitted to the senior management of CCTV for approval of the fee to the Company for its services provided during the 2008 Beijing Olympic Games. Based on the Company’s historical experience, CCTV’s senior management typically approved the recommendations contained in the report prepared by the CCTV’s Advertising Department.  The Company therefore recognized the 2009 Special Events Revenue in June 2009. Since the submission, the Company has been working with CCTV to obtain the final confirmation and payment of the 2009 Special Events Revenue. However, the Company has still not received the final confirmation as of the date of this Form 6-K/A.

After consideration of, among other factors, such as the need to submit its annual report on Form 20-F in as timely a manner as possible, the Company’s regular communications with CCTV and the fact that a significant amount of time and effort had been spent in those communications, the Company has determined that the timing and likelihood of approval of the 2009 Special Events Revenue remains uncertain as of the date of this Form 6-K/A and the requirements for recognizing such revenue in the consolidated statement of operations under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 605, “Revenue Recognition”, were not met.  Therefore, the Company has decided to reverse the 2009 Special Events Revenue and related sales bonus of RMB 2.0 million, which had been paid based on a preliminary assessment, in the relevant periods covered by the 2009 Second Quarter Press Release and the 2009 Fourth Quarter Press Release.

On May 22, 2010, the Company’s board of directors declared the distribution of a dividend in the form of new fully paid ordinary shares (“New Shares”) at the rate of one New Share for every 10 then existing issued ordinary shares held by any shareholder whose name appeared on the register of members of the Company at the close of business on June 16, 2010. The New Shares so issued rank pari passu in all respects with the then existing issued ordinary shares. The number of options and the exercise price of all options issued and outstanding has been adjusted to prevent dilution caused by this share dividend to holders of share options as approved by the Company’s board of directors.

In accordance with the guidance in ASC 260-10-55-12, “Earnings Per Share”, the Company has retroactively adjusted basic and diluted earnings per share for all periods presented to reflect this share dividend.

As a result, the accompanying unaudited financial results have been revised from the amounts previously reported for the three months ended June 30, 2009 and the year ended December 31, 2009. The amounts under the headings “As Previously Reported” reflect the originally reported results. The amounts under the headings “Revised” reflect the Company’s revised results after these adjustments. The adjustments do not impact the financial results for the three months ended December 31, 2009. However, they affect certain balances in the unaudited condensed consolidated balance sheet and management discussion and analysis as disclosed in the accompanying unaudited financial information. A summary of the significant effects of the revisions is as follows:

	Three months ended June 30, 2009		Year ended December 31, 2009
Combined Statement of	As Previously Reported	Revised	As Previously Reported	Revised
Operations Data	RMB	RMB	RMB	RMB

Revenues
Special events services	14,600,000	-	14,600,000	-
Total revenues	79,317,692	64,717,692	442,184,047	427,584,047
Business tax	(1,942,304)	(774,304)	(17,189,579)	(16,021,579)
Total net revenues	77,375,388	63,943,388	424,994,468	411,562,468
Sales and marketing expenses	(5,237,281)	(3,237,281)	(19,362,444)	(17,362,444)
Total operating costs and expenses	(80,507,808)	(78,507,808)	(322,795,228)	(320,795,228)
Operating income/ (loss)	(3,132,420)	(14,564,420)	102,199,240	90,767,240
Income/ (loss) before tax	441,664	(10,990,336)	112,225,601	100,793,601
Income tax (expense)/ credit	(70,401)	1,797,990	(16,196,322)	(14,327,931)
Net income/ (loss)	371,263	(9,192,346)	96,029,279	86,465,670
Earnings/(loss) per ordinary share, basic and diluted	0.001	(0.012)	0.13	0.11
Earnings/(loss) per ADS, basic	0.02	(0.35)	4.02	3.29
Earnings/(loss) per ADS, diluted	0.02	(0.35)	4.01	3.28

AMENDMENT

Set forth below is the press release on the Company’s financial results for the three months and the year ended December 31, 2009 that has been updated to reflect the restated results.

CHINA MASS MEDIA REPORTS FOURTH QUARTER AND YEAR 2009
UNAUDITED FINANCIAL RESULTS

BEIJING, CHINA — (March 8, 2010) — China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a leading media company in China, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2009.

Fourth Quarter 2009 Highlights1

▪
Total net revenues were RMB 117.2 million (US$ 17.2 million), an increase of 51.2% from the fourth quarter of 2008, an increase of 45.2% from the third quarter of 2009 and 11.6% over the top range of the revenue guidance provided.

▪	Operating income was RMB 36.6 million (US$ 5.4million), an increase of 159.8% from the fourth quarter of 2008 and an increase of 902.0% from the third quarter of 2009.

▪	Net income was RMB 32.0 million (US$ 4.7 million), an increase of 87.5% from the fourth quarter of 2008 and an increase of 692.2% from the third quarter of 2009.

▪
During the fourth quarter 2009, cash flow used in operating activities was RMB 171.9 million (US$25.2 million), compared to net cash provided by operating activities of RMB 81.7 million in the fourth quarter of 2008 and cash flow used in operating activities of RMB 396.6 million in the third quarter of 2009.

Fiscal Year 2009 Financial Highlights

▪	Total net revenues were RMB411.6 million (US$ 60.3 million) in 2009, an increase of 16.6% from fiscal year 2008.

▪	Operating income was RMB 90.8 million (US$ 13.3 million) in 2009, a decrease of 22.3% from fiscal year 2008.

▪	Net income was RMB 86.5 million (US$ 12.7 million) in 2009, a decrease of 21.7% from fiscal year 2008.

▪	Basic and diluted earnings per ADS were RMB 3.29 (US$0.48) and RMB 3.28 (US$0.48) in 2009, a decrease of 35.7% and 35.9% from RMB 5.12 in fiscal year 2008, respectively.

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009, which was RMB6.8259 to US$1.00.  The percentages stated are calculated based on RMB.

“We are pleased to announce a strong improvement in our financial results in the past quarter,” commented, Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media.  “The strong growth we achieved both sequentially and compared to the same period one year ago was primarily driven by the recovery of advertising spending in China.”

“Conditions in the Chinese advertising market began to improve towards the end of 2009. We saw our clients start to become much more active in allocating their advertising budgets to both new and old projects during the fourth quarter. We took advantage of our strong media resources to meet their increased demand and higher advertising budgets.

“Back in the second quarter of last year, we took the opportunity during a particularly weak period to initiate number of changes to reposition ourselves for future growth. Since then, we recruited a number of senior sales executives and doubled the size of our sales force. In addition, we restructured our sales team to better cater to our customers and implemented a new incentive scheme to better motivate our sales people. We believe we started to see the full benefit of these moves in the fourth quarter as it allowed us to take full advantage of the recovery in our market.”

“By utilizing our expanded marketing strategy, we were able to seize a number of new market opportunities. We continued to add new clients and were able to effectively increase revenues from our existing clients. In particular, we are proud to report that we secured a number of significant new direct accounts. We will continue to improve our quality of service to meet the demands of our direct customers. Our core products, the ‘Day Time Advertising Package’ and ‘Television Guide’ on CCTV−1 and 2 saw revenue growth of over 35% on a year−over−year basis and more than 80% growth on a quarter−over−quarter basis. We also recorded strong revenue and net profit growth on CCTV−4, which has historically been a loss making channel for us.”

“We are confident that the economy and the advertising industry will remain strong throughout 2010. We closely reviewed our stock of media resources last quarter and decided to intentionally give up certain high risk and low profitability products. We intend to focus our efforts on the sales and marketing of our primary resources to maximize our profit margin.

Mr. Eric Cheung, the Company’s Chief Financial Officer, added, “Our core strategy in 2010 continues to be focused on further strengthening the sales of our media resources by continuing to expand upon our new client base, while simultaneously up-selling our services to our existing clients.  As always, we will continue to enhance our production and client service capabilities to provide a one-stop comprehensive solution for our clients.  Our growth strategy continues to focus on building the business organically through the sales of our media resources, while monitoring the market for potential strategic acquisition opportunities to diversify into different advertising sectors in order to provide a comprehensive and one−stop solution to our customers.

Fourth Quarter 2009 Financial Results

Revenues

Revenues from advertising agency services were RMB 117.0 million (US$ 17.1 million) in the fourth quarter of 2009, an increase of 75.3% from RMB 66.8 million in the same period of 2008, and an increase of of 46.6% from RMB 79.8 million in the third quarter of 2009.  The increase from the fourth quarter of 2008 resulted primarily from strong advertising spending recovery and seasonality factors, as the fourth quarter is traditionally the peak season for advertising expenditures.  The Company also secured new advertisers during the quarter, generating higher revenues from “Day Time Advertising Package”, “Television Guide” and CCTV-4 sales.

Revenues from production and sponsorship services were RMB 5.3 million (US$ 0.78 million) in the fourth quarter of 2009, a decrease of 61.8% from RMB 13.9 million in the fourth quarter of 2008, and an increase of 88.0% from RMB 2.8 million in the third quarter of 2008.

The year over year decrease was mainly attributable to the decreases in commercial advertising production and less sponsorship revenue secured from promotion of public service announcements.

Sequentially, the increase was mainly due to the completion and delivery of several commercial advertisements, including the core branding promotion film produced for CCTV.

Operating costs and expenses

Cost of revenues was RMB 67.3 million (US$ 9.9 million) in the fourth quarter of 2009, an increase of 33.5% from RMB 50.4 million in the fourth quarter of 2008 and an increase of 3.4% from RMB 65.1 million in the third quarter of 2009. The increase from the fourth quarter of 2008 was primarily due to higher media resource underwriting costs for CCTV-4.

Sales and marketing expenses were RMB 6.6 million (US$ 0.96 million) in the fourth quarter of 2009, an increase of 95.1% from RMB 3.4 million in the fourth quarter of 2008 and an increase of 68.3% from RMB 3.9 million in the third quarter of 2009.  The increase from both the fourth quarter of 2008 and sequentially was primarily due to increase in sales commission and higher salaries incurred for additional sales management and employees.

General and administrative expenses were RMB 6.6 million (US$ 0.97 million) in the fourth quarter of 2009, a decrease of 31.2% from RMB 9.6 million in the fourth quarter of 2008 and a decrease of 17.5% from RMB 8.0 million in the third quarter of 2009. The decrease from both the fourth quarter of 2008 and sequentially was due to the reversal of bad-debt allowance upon collection of a client’s receivable.

Operating income, as a result of the foregoing factors, was RMB 36.6 million (US$ 5.4 million) in the fourth quarter of 2009, an increase of 159.8.0% from RMB 14.1 million in the fourth quarter of 2008 and an increase of 902.0% from RMB 3.7 million in the third quarter of 2009. The operating margin was 31.3%, 4.5% and 18.2% for the three months ended December 31, 2009, September 30, 2009 and December 31, 2008, respectively.

Net income was RMB 32.0 million (US$ 4.7 million) in the fourth quarter of 2009, an increase of 87.5% from RMB 17.1 million in the same period of 2008 and an increase of 692.2% from RMB 4.0 million in the third quarter of 2009. Net margin was 27.3%, 5.0% and 22.0% for the three months ended December 31, 2009, September 30, 2009 and December 31, 2008, respectively.

Basic and diluted earnings per ADS for the fourth quarter of 2009 increase to RMB 1.22 (US$ 0.18), compared to basic and diluted earnings per ADS of RMB 0.65 for the fourth quarter of 2008 and RMB 0.15 for the third quarter of 2009. Each ADS represents 30 ordinary shares.

Fiscal Year 2009 Financial Results

Total Net Revenues

Total net revenues were RMB 411.6 million (US$ 60.3 million) in fiscal year 2009, an increase of 16.6%, or RMB 58.6 million from RMB 353.0 million in fiscal year 2008. The year-over-year increase was primarily due to the recovery of the Chinese economy, the effective implementation of the Company’s marketing strategy and a substantial increase in the sales of the Company’s “Day Time Advertising Package”, “Television Guide” and CCTV-4 products.

Operating Costs and Expenses

Operating costs and expenses were RMB 320.8 million (US$ 47.0 million) in fiscal year 2009, an increase of 35.9%, or RMB 84.7 million, from RMB 236.1 million in fiscal year 2008.  The year-over-year increase in operating costs and expenses was mainly due to higher media resource underwriting costs for CCTV-4.

Operating Income and Margin

As a result of the foregoing factors, operating income was RMB 90.8 million (US$ 13.3 million) in fiscal year 2009, a decrease of 22.3%, or RMB 26.1 million, from RMB 116.9 million in fiscal year 2008.  Operating margin was 22.1 % in 2009 compared to 33.1 % in 2008.

Net Income

Net income was RMB 86.5 million (US$ 12.7 million) in fiscal year 2009, a decrease of 21.7%, or RMB 23.9 million, from RMB 110.4 million in fiscal year 2008.  Basic and diluted earnings per ADS were RMB 3.29 (US$ 0.48) and RMB 3.28 (US$0.48) in fiscal year 2009, as compared to the basic and diluted earnings per ADS of RMB 5.12 in fiscal year 2008.

Cash and cash equivalents

As of December 31, 2009, the company had cash and cash equivalents of RMB 508.8 million (US$74.5 million) compared with RMB 680.6 million at September 30, 2009. The increase in cash and cash equivalents was mainly due to payments to CCTV and a related party for advertising media fees payables.

Business Outlook

The Company currently expects to generate total net revenues of between RMB58 million to RMB 64 million for the first quarter of 2010, which represents a potential decrease of 57.3% to 61.3 % compared to the first quarter of 2009. The expected decrease will be mainly because the Company no longer owns the advertising rights to CCTV’s Chinese New Year Gala show, and because the Company now has fewer media resources available for sale on CCTV−4 due to efforts to improve profit margins. The guidance also reflects a potential decrease of 45.4% to 50.5% compared to the fourth quarter of 2009, primarily due to seasonality factors.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) (9:00 p.m., Beijing time) on March 8, 2010.

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number:	+1 866 761 0748
- International dial-in number:	+1 617 614 2706
- China Toll Free Number:	+10 800 130 0399
- Hong Kong Toll Free Number:	+ 800 96 3844
Passcode:	CMM

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.chinammia.com.  A replay of the webcast will be available for three months.

A telephone replay of the call will be available for twenty-four hours after the conclusion of the conference call.  The dial-in details for the replay are as follows:
- U.S. Toll Free Number:	+1 888 286 8010
- International dial-in number:	+1 617 801 6888
Passcode:	21500418

Safe Harbor Statement:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties.

A number of factors could cause the Company’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers more than 460 minutes of advertising time slots on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 300 advertisements and has won a number of prestigious awards in China.

http://www.chinammia.com

For further information, contact:

China Mass Media Corp.
China Mass Media
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com

Christensen
Hong Kong:	United States:
Roger Hu, +852 2117 0861	Linda Bergkamp, +1-480-614-3004
rhu@ChristensenIR.com	lbergkamp@christensenIR.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	66,758,679	79,826,310	117,037,636	17,146,110
Advertisement production and sponsorship services	13,945,730	2,831,067	5,323,585	779,910
Total revenues	80,704,409	82,657,377	122,361,221	17,926,020
Less: Business tax	(3,198,067)	(1,959,112)	(5,201,731)	(762,058)

Total net revenues	77,506,342	80,698,265	117,159,490	17,163,962

Operating costs and expenses:
Cost of revenues	(50,430,360)	(65,123,775)	(67,347,729)	(9,866,498)
Sales and marketing expenses	(3,361,620)	(3,897,454)	(6,559,458)	(960,966)
General and administrative expenses	(9,609,843)	(8,020,381)	(6,614,127)	(968,975)
Total operating costs and expenses	(63,401,823)	(77,041,610)	(80,521,314)	(11,796,439)

Operating income	14,104,519	3,656,655	36,638,176	5,367,523

Interest and investment income	5,021,924	1,647,683	1,090,272	159,726
Other income/ (expense), net	363,420	(189,169)	458,323	67,145

Income before tax	19,489,863	5,115,169	38,186,771	5,594,394

Income tax expense	(2,419,222)	(1,075,459)	(6,182,706)	(905,772)

Net income	17,070,641	4,039,710	32,004,065	4,688,622

Earnings per ordinary share, basic and diluted	0.02	0.005	0.041	0.006
Earnings per ADS, basic and diluted	0.65	0.15	1.22	0.18

Shares used in calculating earnings per ordinary share, basic	788,012,500	788,012,500	788,012,500	788,012,500
Shares used in calculating earnings per ordinary share, diluted	788,012,500	793,255,915	790,162,309	790,162,309
Shares used in calculating earnings per ADS, basic	26,267,083	26,267,083	26,267,083	26,267,083
Shares used in calculating earnings per ADS, diluted	26,267,083	26,441,864	26,338,744	26,338,744

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED,
	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	RMB (Restated)	US$ (Restated)

Revenues:
Advertising agency services	202,637,180	334,052,626	397,279,413	58,201,763
Special events services	15,990,464	-	-	-
Advertisement production and sponsorship services	60,018,223	34,934,895	30,304,634	4,439,654
Total revenues	278,645,867	368,987,521	427,584,047	62,641,417
Less: Business tax	(23,110,351)	(16,005,683)	(16,021,579)	(2,347,175)

Total net revenues	255,535,516	352,981,838	411,562,468	60,294,242

Operating costs and expenses:
Cost of revenues	(30,147,760)	(203,399,803)	(270,239,024)	(39,590,241)
Sales and marketing expenses	(5,599,870)	(8,204,365)	(17,362,444)	(2,543,612)
General and administrative expenses	(8,504,520)	(24,486,814)	(33,193,760)	(4,862,913)
Total operating costs and expenses	(44,252,150)	(236,090,982)	(320,795,228)	(46,996,766)

Operating income	211,283,366	116,890,856	90,767,240	13,297,476

Interest and investment income	10,773,971	15,102,846	9,494,036	1,390,884
Other income/ (expense), net	(3,128,447)	(1,441,420)	532,325	77,986

Income before tax	218,928,890	130,552,282	100,793,601	14,766,346

Income tax expense	(10,618,863)	(20,138,650)	(14,327,931)	(2,099,054)

Net income	208,310,027	110,413,632	86,465,670	12,667,292

Net income allocated to participating preferred shares	(36,495,917)	(9,751,329)	-	-

Net income available to ordinary shareholders	171,814,110	100,662,303	86,465,670	12,667,292

Earnings per ordinary share, basic and diluted	0.38	0.17	0.11	0.02
Earnings per ADS, basic	11.36	5.12	3.29	0.48
Earnings per ADS, diluted	11.36	5.12	3.28	0.48

Shares used in calculating earnings per ordinary share, basic	453,640,000	589,764,324	788,012,500	788,012,500
Shares used in calculating earnings per ordinary share, diluted	453,640,000	589,764,324	789,860,806	789,860,806
Shares used in calculating earnings per ADS, basic	15,121,333	19,658,811	26,267,083	26,267,083
Shares used in calculating earnings per ADS, diluted	15,121,333	19,658,811	26,328,694	26,328,694

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB (Restated)	US$ (Restated)
Assets
Current assets:
Cash and cash equivalents	566,889,261	508,778,014	74,536,400
Short-term investments	500,000,000	80,000,000	11,720,066
Notes receivable	-	1,937,450	283,838
Accounts receivable, net of allowance for doubtful accounts of RMB 4,319,808 and RMB 6,507,638 as of December 31, 2008 and 2009	14,367,193	375,568	55,021
Prepaid expenses and other current assets	68,301,523	66,560,752	9,751,205
Deposit paid to a related party	1,000,000	-	-
Total current assets	1,150,557,977	657,651,784	96,346,530
Non-current assets:
Property and equipment, net	57,261,208	55,464,401	8,125,581
Total non-current assets	57,261,208	55,464,401	8,125,581

Total Assets	1,207,819,185	713,116,185	104,472,111

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	330,085,426	50,446,460	7,390,448
Customer advances	75,422,483	20,657,147	3,026,289
Dividend payable	96,335,115	-	-
Accrued expenses and other current liabilities	13,765,090	17,776,049	2,604,206
Taxes payable	51,958,677	20,519,899	3,006,182
Amount due to related parties	252,209,794	127,068,624	18,615,659
Total current liabilities	819,776,585	236,468,179	34,642,784
Total Liabilities	819,776,585	236,468,179	34,642,784

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 412,400,000 shares issued and outstanding as of December 31, 2007; 716,375,000 issued and outstanding as of December 31, 2008 and 2009)	4,893,500	4,893,500	716,902
Additional paid-in capital	330,214,330	332,354,066	48,690,146
Statutory reserves	25,000,000	25,000,000	3,662,521
Retained earnings	27,934,770	114,400,440	16,759,758
Total Shareholders’ Equity	388,042,600	476,648,006	69,829,327

Total Liabilities and Shareholder’s Equity	1,207,819,185	713,116,185	104,472,111

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	December 31, 2008	September 30, 2009	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	17,070,641	4,039,710	32,004,065	4,688,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	337,967	766,329	795,561	116,550
Investment income	(2,341,877)	(956,768)	(703,452)	(103,056)
Exchange loss/ (gain)	(356,177)	202,609	36,929	5,410
Share-based compensation	844,190	443,108	(332,378)	(48,694)
Changes in assets and liabilities:
Notes receivable	-	(2,392,460)	455,010	66,659
Accounts receivable	(1,156,339)	3,763,062	345,109	50,559
Prepaid expense and other current assets	(8,721,551)	(2,887,194)	(29,549,359)	(4,329,006)
Deposit paid to a related party	-	391,664	1,000,000	146,501
Other non-current assets	-		-	-
Accounts payable	16,234,690	(303,994,566)	(135,696,443)	(19,879,641)
Customer advances	37,266,895	29,770,913	(39,071,097)	(5,723,948)
Accrued expenses and other current liabilities	5,076,807	(1,656,772)	2,377,821	348,353
Taxes payable	1,639,875	(366,530)	4,838,144	708,792
Amount due to related parties	15,789,345	(123,772,918)	(8,364,350)	(1,225,384)
Net cash provided by/ (used in) operating activities	81,684,466	(396,649,813)	(171,864,440)	(25,178,283)

Cash flows from investing activities:
Purchase of short-term investments	(100,000,000)	(50,000,000)	-	-
Purchase of property and equipment	(6,337,232)	(415,185)	(644,551)	(94,427)
Proceeds from investment income	1,986,603	923,891	726,247	106,396
Net cash provided by/ (used in) investing activities	(104,350,629)	(49,491,294)	81,696	11,969

Cash flows from financing activities:
Payment for issuance of ordinary shares	(2,690,942)	-	-	-
Net cash used in financing activities	(2,690,942)	-	-	-

Effect of foreign currency exchange	356,177	(202,609)	(36,928)	(5,410)
Net decrease in cash and cash equivalents	(25,000,928)	(446,343,716)	(171,819,672)	(25,171,724)
Cash and cash equivalents at beginning of the period	591,890,189	1,126,941,402	680,597,686	99,708,124
Cash and cash equivalents at end of the period	566,889,261	680,597,686	508,778,014	74,536,400

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED
	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	RMB (Restated)	US$ (Restated)
Cash flows from operating activities:
Net income	208,310,027	110,413,632	86,465,670	12,667,292
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	1,202,418	1,045,357	3,074,157	450,367
Deemed related party contribution	1,977,497	-	-	-
Investment income	(2,040,583)	(9,772,000)	(5,994,921)	(878,261)
Exchange loss	-	1,440,592	363,439	53,244
Share-based compensation	-	1,699,429	2,139,736	313,473
Changes in assets and liabilities:
Notes receivable	-	-	(1,937,450)	(283,838)
Accounts receivable	(5,105,931)	(9,067,862)	13,991,625	2,049,785
Prepaid expense and other current assets	(4,093,197)	(13,963,074)	(29,448,793)	(4,314,272)
Amount due from a related party	-	(1,000,000)	1,000,000	146,501
Other non-current assets	1,930,830	-	-	-
Accounts payable	191,910,225	211,538,660	(279,638,966)	(40,967,340)
Customer advances	52,467,975	(24,463,189)	(54,765,336)	(8,023,167)
Accrued expenses and other current liabilities	(867,638)	9,010,938	4,010,959	587,608
Taxes payable	8,415,217	5,693,062	(857,216)	(125,583)
Amount due to related parties	-	169,162,446	(87,952,669)	(12,885,139)
Net cash provided by/ (used in) operating activities	454,106,840	451,737,991	(349,549,765)	(51,209,330)

Cash flows from investing activities:
Purchase of short-term investments	(280,000,000)	(280,000,000)	-	-
Proceed from short-term investments	-	-	420,000,000	61,530,348
Proceed from sale of long-term investment held on behalf of shareholder	-	15,037,390	-	-
Purchase of property and equipment	(255,257)	(6,685,021)	(23,451,242)	(3,435,626)
Proceeds from investment income	1,861,139	9,153,918	6,602,921	967,333
Net cash provided by/ (used in) investing activities	(278,394,118)	(262,493,713)	403,151,679	59,062,055

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	287,744,060	-	-
Proceeds from issuance of preferred shares	-	603	-	-
Movement of shareholder’s cash and investment accounts/payable to shareholder	766,967	(15,043,236)	-	-
Cash distributed and payment for fixed assets transferred in connection with the Reorganization	(370,828,921)	(2,683,208)	(15,000,000)	(2,197,512)
Dividends distributed	(177,390,728)	(29,194,814)	(96,335,115)	(14,113,174)
Net cash provided by/ (used in) financing activities	(547,452,682)	240,823,405	(111,335,115)	(16,310,686)

Effect of foreign currency exchange	(912,908)	(1,440,592)	(378,046)	(55,385)
Net increase/ (decrease) in cash and cash equivalents	(372,652,868)	428,627,091	(58,111,247)	(8,513,346)
Cash and cash equivalents at beginning of the period	510,915,038	138,262,170	566,889,261	83,049,746
Cash and cash equivalents at end of the period	138,262,170	566,889,261	508,778,014	74,536,400

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA

	THREE MONTHS ENDED
	December 31, 2008	September 30, 2009	December 31, 2009

Number of programs secured during the period	40	41	41
Total advertising time obtained (seconds)	2,927,880	2,938,860	2,933,640	(1)
Total advertising time sold (seconds)	249,379	264,660	746,667	(2)

(1)
Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 549,000 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,384,640 seconds from CCTV-E and CCTV-F.

(2)	During the three-month periods ended December 31, 2008, September 30, 2009 and December 31, 2009, the company has sold nil, 27,840 seconds and 392,160 seconds of advertisements in CCTV-E and CCTV-F

	YEAR ENDED
	December 31, 2007	December 31, 2008	December 31, 2009

Number of programs secured during the period	3	40	41
Total advertising time obtained (seconds)(3)	783,240	6,818,220	11,660,760	(3)
Total advertising time sold (seconds)(4)	631,620	1,022,861	2,127,473	(4)

(3)
Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 2,199,960 seconds from CCTV-1, CCTV-2 and CCTV-4 and 9,460,800 seconds from CCTV-E and CCTV-F.

(4)	During the year ended December 31, 2007, 2008 and 2009, the company has sold nil, nil and 1,038,840 seconds of advertisements in CCTV-E and CCTV-F.

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended December 31, 2008			Three months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	14,104,519	844,190	14,948,709	36,638,176	(332,378)	36,305,798

Net income	17,070,641	844,190	17,914,831	32,004,065	(332,378)	31,671,687

	Year ended December 31, 2008			Year ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result (Revised)	Adjustment	Non-GAAP Result (Revised)
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	116,890,856	1,699,429	118,590,285	90,767,240	2,139,736	92,906,976

Net income	110,413,632	1,699,429	112,113,061	86,465,670	2,139,736	88,605,406
 (*) The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

CHINA MASS MEDIA CORP.
(Registrant)

Date: August 30, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer